SECURITIES AND EXCHANGE COMMISSION
                       Washington , D.C. 20549
                   ------------------------------


                              FORM 11-K


 (Mark One)

    X          ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
   -----       SECURITIES EXCHANGE ACT OF 1934

                 For the year ended December 31, 1999

                                 OR


   ----- TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ____________ to _____________.

                     Commission file number 1-9759

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                IMC-AGRICO MP, INC. REPRESENTED BY LOCAL #35
                  INTERNATIONAL CHEMICAL WORKERS UNION


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              IMC GLOBAL INC.
              2100 SANDERS ROAD, NORTHBROOK, ILLINOIS 60062
              ---------------------------------------------

                              Employer Identification #36-3888539
                                                        Plan #103








           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
             REPRESENTED BY LOCAL #35 INTERNATIONAL
                CHEMICAL WORKERS UNION AT FLORIDA
                     MINERALS OPERATIONS OF
                       IMC-AGRICO MP, INC.

                      FINANCIAL STATEMENTS
                   AND SUPPLEMENTAL SCHEDULES
                (Together with Auditors' Report)

                   DECEMBER 31, 1999 AND 1998

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
                    REPRESENTED BY LOCAL #35
              INTERNATIONAL CHEMICAL WORKERS UNION
      AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
      -----------------------------------------------------


                        TABLE OF CONTENTS
                        -----------------



                                                            Page
                                                            -----
Independent Auditors' Report                                 1

Financial Statements:
 Statements of Net Assets Available for Benefits
   as of December 31, 1999 and 1998                          4

 Statements of Changes in Net Assets Available
   for Benefits for the years ended December 31, 1999
   and 1998                                                  5

 Notes to Financial Statements                               6

Supplemental Schedules:
 Schedule of Assets Held for Investment Purposes
   as of December 31, 1999                                   15

 Schedule of Loans or Fixed Income Obligations
   for the year ended December 31, 1999                      16

 Schedule of Reportable Transactions
   for the year ended December 31, 1999                      17

                  Independent Auditors' Report


Plan Administrator
 Salary Reduction Plan for Hourly Employees
 Represented by Local #35 International Chemical Workers Union
 At Florida Minerals Operations of IMC-Agrico MP, Inc.


We   have  audited  the  accompanying  statement  of  net  assets available for benefits of the Salary Reduction Plan for Hourly Employees Represented by Local #35 International Chemical Workers Union at Florida Minerals Operations of IMC-Agrico MP, Inc. as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1998, were audited by other auditors whose report dated May 7, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999; and loans or fixed income obligations and reportable transactions for the year ended December 31, 1999, respectively, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and

Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Hill, Taylor LLC

May 26 ,2000

                 Report of Independent Auditors

Plan Administrator
Salary Reduction Plan for Hourly Employees of
     IMC-Agrico MP, Inc. Represented by
     Local #35 International Chemical Workers Union

We have audited the accompanying statement of assets available for benefits of the Salary Reduction Plan for Hourly Employees of IMC-Agrico MP, Inc. Represented by Local #35 International Chemical Workers Union as of December 31, 1998 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.


                                            /s/ Ernst & Young LLP
Chicago, Illinois                            Ernst & Young LLP
May 7, 1999

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
                    REPRESENTED BY LOCAL #35
              INTERNATIONAL CHEMICAL WORKERS UNION
      AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
      -----------------------------------------------------

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
         -----------------------------------------------

                   DECEMBER 31, 1999 AND 1998
                   --------------------------





                                              1999              1998
                                          -----------       -----------


ASSETS
Cash                                      $       150       $         -
Investments, at fair value:
 Master trust funds:
  Interest in IMC-Agrico Stock Fund           319,240           179,584
  Interest in IMC-Agrico Fixed Income
   Fund                                     3,278,059         2,885,137
 Mutual funds:
  Vanguard Wellington Fund, Inc.            2,079,098         2,103,949
  Fidelity Equity-Income Fund, Inc.         1,419,913         1,209,195
  Fidelity Magellan Fund, Inc.                619,175           337,870
 Loans to participants                        563,398           378,673
                                          -----------       -----------
      Total investments                     8,279,033         7,094,408
                                          -----------       -----------
Receivables:
 Participant contributions                     18,293            19,552
 Company contributions                          1,247             2,591
                                          -----------       -----------
      Total receivables                        19,540            22,143
                                          -----------       -----------
NET ASSETS AVAILABLE FOR BENEFITS         $ 8,298,573       $ 7,116,551
                                          ===========       ===========






 The accompanying notes are an integral part of these financial statements.

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
                    REPRESENTED BY LOCAL #35
              INTERNATIONAL CHEMICAL WORKERS UNION
      AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
      -----------------------------------------------------

                    STATEMENTS OF CHANGES IN
                NET ASSETS AVAILABLE FOR BENEFITS
                ---------------------------------

             YEARS ENDED DECEMBER 31, 1999 AND 1998
             --------------------------------------



                                                 1999             1998
                                              -----------     ------------

ADDITIONS
Investment income:
 Interest and dividends                       $   141,314      $   117,274
 Net realized and unrealized appreciation
  in fair value of investments                    173,767          261,605
 Income from master trust funds                   117,028          167,135
                                              -----------      -----------
     Total investment income                      432,109          546,014
                                              -----------      -----------
Contributions:
 Participants                                   1,173,664        1,268,357
 Company                                           65,262           43,239
                                              -----------      -----------
     Total contributions                        1,238,926        1,311,596
                                              -----------      -----------
     Total additions                            1,671,035        1,857,610
                                              -----------      -----------
DEDUCTIONS
 Distributions                                    479,425          399,920
 Transfers to other plans                           9,588           49,288
                                              -----------      -----------
     Total deductions                             489,013          449,208
                                              -----------      -----------
NET INCREASE                                    1,182,022        1,408,402

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                              7,116,551        5,708,149
                                              -----------      -----------
 End of year                                  $ 8,298,573      $ 7,116,551
                                              ===========      ===========



 The accompanying notes are an integral part of these financial statements.

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
                    REPRESENTED BY LOCAL #35
              INTERNATIONAL CHEMICAL WORKERS UNION
      AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
      -----------------------------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------




1.  Description of the Plan

  The following description of the Salary Reduction Plan for Hourly Employees Represented by Local #35 International Chemical Workers Union at Florida Minerals Operations of IMC-Agrico MP, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  General

  The  Plan  was established on January 1, 1988, and was  amended and restated on January 1, 1998. Hourly employees of Florida Minerals Operations of IMC-Agrico MP, Inc. (the Company) who are represented by Local #35 International Chemical Workers Union are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Contributions

  The Plan is funded by contributions, known as salary reduction contributions, from participants in the form of payroll deductions of $5 to $150 per week. The Plan provides a qualified cash and deferred arrangement within the meaning of section 401(k) of the Internal Revenue Code (IRC); such contributions were subject to the calendar year maximum of $10,000 in 1999 and 1998. Beginning January 1, 1998, the Company contributes an amount equal to $.25 per $1.00 contributed weekly by participant up to the first $10.00 contributed weekly by participant.

  Participant Accounts

  Separate accounts are maintained for each participant. Each participant's account balance is adjusted for contributions, withdrawals, interest, dividends, and net realized and unrealized gains or losses on the last day of each month.

  Administrative Expenses

  Certain administrative expenses of the Plan are borne by the Company.

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
                    REPRESENTED BY LOCAL #35
              INTERNATIONAL CHEMICAL WORKERS UNION
      AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
      -----------------------------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)


1.  Description of the Plan (Continued)

  Investment Programs

  The  Plan's investments are administered by Marshall  &  Ilsley
  Trust  Company under a trust agreement dated January  1,  1996.
  Investment programs available to participants are as follows:

     Company Stock Fund - Assets are invested in shares of the IMC-Agrico Stock Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

     Fixed Income Fund - Assets are invested in shares of IMC-
     Agrico Fixed Income Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans as well as guaranteed investment contracts (GICs), the Marshall Money Market Fund, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund. The December 31, 1999 holdings are described below:

     a. GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5% through June 30, 2000.

     b. GIC with Rabobank Alternative with a guaranteed interest rate of 6.65% through March 15, 2001.

     c. GIC with Sunamerica Life Company with a guaranteed interest rate of 7.04% through May 29, 2002.

     d. GIC with Government Plus Synthetic with an open maturity and interest rate resets at January 1, 2000, April 1, 2000, July 1, 2000, and October 1, 2000.

     e. GIC with Ohio National with a guaranteed interest rate of 6.25% through July 16, 2003.

     f. GIC with Sunamerica Life Synthetic with a guaranteed interest rate of 6.05% through July 27, 2003.

     g. GIC with Connecticut General Life with a guaranteed interest rate 5.35% through October 30, 2003.

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
                    REPRESENTED BY LOCAL #35
              INTERNATIONAL CHEMICAL WORKERS UNION
      AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
      -----------------------------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)



1.  Description of the Plan (Continued)

     h. GIC with John Hancock with a guaranteed interest rate of 6.11% through March 31, 2004.

     i. GIC with Protective Life with a guaranteed interest rate of 6.25%, 1/2 due December 31, 2002, and remainder due June 30, 2004.

     j. Marshall Money Market Fund.

     k. The M&1 Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities, and registered first-tier money market mutual funds.

     Balanced Fund - Assets are invested in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60%-70% common stocks and 30%-40% bonds.

     Equity Fund - Assets are invested in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65% of its assets in income-producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

     Growth Fund - Assets are invested in shares of the Fidelity
     Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

     Loan Fund - Loans made to participants as described below.

  Participants  elect  their  desired  investment  program   upon
  joining  the  Plan.  Participants  may  elect  to  change   the
  investment direction of their existing account balances and their future contributions daily.

  Vesting

  Participants are immediately vested in their accounts.

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
                    REPRESENTED BY LOCAL #35
              INTERNATIONAL CHEMICAL WORKERS UNION
      AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
      -----------------------------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)



1.  Description of the Plan (Continued)

  Withdrawals

  Participants  may  withdraw their interest  in  the  Plan  upon
  termination   of  employment.  Under  certain   conditions   of
  financial hardship, participants may withdraw funds, subject to prior approval of the Employee Benefits Committee, but their participation in the Plan will be suspended for at least one year. Full withdrawals are available after age 59 1/2 or in the event of total and permanent disability. Subject to limitations specified in the Plan, certain withdrawals of funds transferred from other qualified benefits plans can be made by participants without penalty.

  Deferred Distributions

  Participants  who  terminate  their  employment  and  have   an
  account balance in excess of $5,000 may elect (at any time prior to age 65) to defer receipt of distribution until no later than their 70th birthday.

  Loans to Participants

  Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains, and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to fifteen years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by weekly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

2.  Summary of Significant Accounting Policies

  Investment Valuation

  All investments with the exception of guaranteed investment contracts are carried at fair value. Fair value for shares of master trust funds, mutual funds, the LaSalle National

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
                    REPRESENTED BY LOCAL #35
              INTERNATIONAL CHEMICAL WORKERS UNION
      AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
      -----------------------------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)


2.  Summary of Significant Accounting Policies (Continued)

  Trust, N.A. Income Plus Fund, and the M&I Stable Principal Fund is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

  Income Recognition

  Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

  Contributions

  Participant contributions are recorded each pay period as withheld by the Company. Contributions by the Company are made monthly based on the minimum contribution required by the Plan.

  Participant Withdrawals

  Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at December 31, 1999 and 1998.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  New Accounting Pronouncement

  Certain amounts in the Plan's 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation as a result of adopting SOP 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosures Matters, in 1999.

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
                    REPRESENTED BY LOCAL #35
              INTERNATIONAL CHEMICAL WORKERS UNION
      AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
      -----------------------------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)




3.  Investment in Master Trust

  Assets of the Company Stock Fund and the Fixed Income Fund are invested in shares of IMC-Agrico MP, Inc. pooled funds shared by other IMC-Agrico MP, Inc. 401(k) plans. The Plan held a 3.6% and 10.4% interest, respectively, in the IMC-Agrico Stock Fund and the IMC-Agrico Fixed Income Fund at December 31, 1999 (2.1% and 10.1%, respectively, at December 31, 1998).

  The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

  The assets of the pooled funds as of December 31, 1999, were as follows:


                                                          IMC-Agrico
                                          IMC-Agrico         Fixed
                                          Stock Fund      Income Fund
                                          ----------     ------------

  IMC Global Inc. common stock            $ 8,625,974    $          -
  M&I Stable Principal Fund                         -      14,348,030
  Guaranteed Investment Contracts:
   CDC Investment Management Corp.                  -       1,500,000
   Rabobank Alternative                             -         829,073
   Sunamerica Life Company                          -       3,579,144
   Government Plus Synthetic                        -       2,740,361
   Ohio National                                    -       1,638,848
   Sunamerica Life Synthetic                        -       1,310,878
   Connecticut General Life                         -       1,600,177
   John Hancock                                     -       1,568,544
   Protective Life                                  -       2,078,918
  Marshall Money Market Fund                  262,964         612,159
  Accrued interest and dividends                2,074          54,885
                                          -----------    ------------
      Net Assets                          $ 8,891,012    $ 31,861,017
                                          ===========    ============

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
                    REPRESENTED BY LOCAL #35
              INTERNATIONAL CHEMICAL WORKERS UNION
      AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
      -----------------------------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)




3. Investment in Master Trust (Continued)


  The assets of the pooled funds as of December 31, 1998, were as follows:


                                                        IMC-Agrico
                                        IMC-Agrico         Fixed
                                        Stock Fund      Income Fund

  IMC Global Inc. common stock         $ 8,405,762     $          -
  M&I Stable Principal Fund                      -       13,729,913
  Guaranteed Investment Contracts:
   CDC Investment Management Corp.               -        1,500,000
   Rabobank Alternative                          -          938,039
   Sunamerica Life Company                       -        3,343,745
   Government Plus Synthetic                     -        2,586,737
   Ohio National                                 -        1,542,445
   Sunamerica Life Synthetic                     -        1,500,757
   Connecticut General Life                      -        1,519,315
   General American Synthetic                    -        1,517,803
  Marshall Money Market Fund               104,275          145,405
  Pending transactions                      89,751                -
  Accrued interest and dividends             1,699           72,410
                                       -----------     ------------
      Net Assets                       $ 8,601,487     $ 28,396,569
                                       ===========     ============

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
                    REPRESENTED BY LOCAL #35
              INTERNATIONAL CHEMICAL WORKERS UNION
      AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
      -----------------------------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  ------------------------------
                           (Continued)


3.   Investment in Master Trust (Continued)

  Changes in the pooled balances for the year ended December 31, 1999, were summarized as follows:

                                                                IMC-Agrico
                                                  IMC-Agrico      Fixed
                                                  Stock Fund    Income Fund
                                                -------------  --------------
  Additions
  Interest and dividend income                  $    177,356   $   1,680,709
  Net realized and unrealized depreciation
    in fair value of investments                  (1,855,870)              -
  Contributions and transfers from other plans    37,074,481      45,454,721
                                                ------------   -------------
                                                  35,395,967      47,135,430
                                                ------------   -------------
  Deductions
  Benefits paid                                   35,106,442      43,670,982
                                                ------------   -------------
  Net increase  in assets                            289,525       3,464,448
  Net assets, beginning of year                    8,601,487      28,396,569
                                                ------------   -------------
  Net assets, end of year                        $ 8,891,012   $  31,861,017
                                                 ===========   =============

  Changes in the pooled balances for the year ended December 31, 1998, were summarized as follows:

                                                                IMC-Agrico
                                                 IMC-Agrico        Fixed
                                                 Stock Fund     Income Fund
                                                ------------   -------------
  Additions
  Interest and dividend income                  $     97,003   $   1,680,792
  Net realized and unrealized depreciation
    in fair value of investments                  (2,297,412)              -
  Contributions and transfers from other plans    19,496,739      24,287,771
                                                ------------   -------------
                                                  17,296,330      25,968,563
                                                ------------   -------------
  Deductions
  Benefits paid                                   14,679,071      22,707,640
  Investment expenses                                 66,363          31,850
                                                ------------   -------------
                                                  14,745,434      22,739,490
                                                ------------   -------------
  Net increase in assets                           2,550,896       3,229,073
  Net assets, beginning of year                    6,050,591      25,167,496
                                                ------------   -------------
  Net assets, end of year                       $  8,601,487    $ 28,396,569
                                                ============    ============

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
                    REPRESENTED BY LOCAL #35
              INTERNATIONAL CHEMICAL WORKERS UNION
      AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
      -----------------------------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)




4. Significant Investments

  Investments (all are participant-directed) that  represent  5%
  or more of assets available for benefits at December 31,  1999 and 1998, were as follows:

                                                December 31
                                         1999                 1998
                                      -----------         -----------

  Vanguard Wellington Fund, Inc.      $ 2,079,098         $ 2,103,949
  Fidelity Equity-Income Fund, Inc.     1,419,913           1,209,195
  Fidelity Magellan Fund, Inc.            619,175             337,870
  Loans to participants                   563,398             378,673

5.   Federal Income Tax Status

  The Internal Revenue Service ruled on September 7, 1995, that the Plan qualified under section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                     Supplemental Schedules


             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES REPRESENTED BY LOCAL #35
  INTERNATIONAL CHEMICAL WORKERS UNION AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
  ------------------------------------------------------------------------------------------

                             SCHEDULE H, PART IV, ITEM 4(i)
                              ------------------------------

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     -----------------------------------------------

                                AS OF DECEMBER 31, 1999
                                -----------------------



Employer Identification Number: 36-3888539
Plan Number: 103



                                                                                   Number of                    Current
        Identity of Issuer                         Description                      Shares       Cost            Value
-------------------------------------     --------------------------------         --------   ----------       ----------

Marshall and Ilsley Trust Company*         Vanguard Wellington Fund, Inc.          74,360     $2,098,488       $2,079,098
                                           Fidelity Equity-Income Fund, Inc.       26,550      1,428,382        1,419,913
                                           Fidelity Magellan Fund, Inc.             4,532        551,836          619,175
Loans to participants (7.00% - 10.75%)                                                 -         563,398          563,398
                                                                                              ----------       ----------
                                                                                              $4,642,104       $4,681,584
                                                                                              ==========       ==========



*Indicates party-in-interest to the Plan.



  SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES REPRESENTED BY LOCAL #35 INTERNATIONAL
   CHEMICAL WORKERS UNION AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
  -----------------------------------------------------------------------------

                              SCHEDULE G, PART I
                              -------------------

                   SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                  ---------------------------------------------

                         YEAR ENDED DECEMBER 31, 1999
                         ----------------------------


Employer Identification Number: 36-3888539
Plan number: 103

                                    Principal and
                       Original     Interest Paid
   Social Security       Loan       During the          Loan       Maturity    Default   Interest                Collateral
        Number          Amount         Year          Issue Date      Date       Date      Rate             Type             Value
-------------------    -------      ------------    -----------    --------   --------   -------    ------------------     -------
     ###-##-####      $ 1,000        $  144          1/14/99       1/8/04     9/28/99    7.75%      Participant account    $ 3,771

     ###-##-####       11,400         1,674          1/29/99       1/16/03    9/28/99    7.75%      Participant account     20,291

     ###-##-####        3,000             -          6/18/98       6/12/03    8/27/99    8.50%      Participant account     20,351

     ###-##-####        6,000             -          2/24/99       2/12/04    8/27/99    7.75%      Participant account     13,169

     ###-##-####          900           241           7/3/97       7/1/99     2/19/99    8.50%      Participant account     10,352

     ###-##-####        2,000           284           8/6/98       7/31/03    9/28/99    8.50%      Participant account     10,076

     ###-##-####        1,600         1,104          7/24/97       7/19/01    4/22/99    8.50%      Participant account        -

     ###-##-####        2,900            91           9/3/98       8/31/00    8/27/99    8.50%      Participant account      5,325



     SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES REPRESENTED BY LOCAL #35 INTERNATIONAL
       CHEMICAL WORKERS UNION AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.
       -----------------------------------------------------------------------------

                              SCHEDULE H, PART IV, ITEM 4(j)
                               ------------------------------

                            SCHEDULE OF REPORTABLE TRANSACTIONS
                           -----------------------------------

                                 YEAR ENDED DECEMBER 31, 1999
                                 -----------------------------


Employer Identification Number: 36-3888539
Plan Number: 103



                                                                                                               Current
                                                                                                               Value of
                                                                                                               Asset on
                                                                          Purchase    Selling       Cost      Transaction    Net
    Identity of Party Involved            Description of Assets            Price       Price       of Asset      Date        Gain
------------------------------------   ----------------------------      ---------    -------     --------    -----------   -----

Series of securities transactions in excess of 5% of plan assets
-----------------------------------------------------------------

Marshall and Ilsley Trust Company*    Vanguard Wellington Fund, Inc.       $698,614   $    -      $698,614     $698,614     $   -
                                                                                -      614,866     583,259      614,866      31,607
                                      Fidelity Equity-Income Fund, Inc.     966,412        -       966,412      966,412         -
                                                                                -      694,760     641,161      694,760      53,599
                                      Fidelity Magellan Fund, Inc.          512,995        -       512,995      512,995         -
                                                                                -      287,952     265,979      287,952      21,973


*Indicates party-in-interest to the Plan.

                              -17-

                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, I the Undersigned Chairman of the Employee Benefits
Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
          REPRESENTED BY LOCAL #35 INTERNATIONAL CHEMICAL
          WORKERS UNION AT FLORIDA MINERALS OPERATIONS OF
                      IMC-AGRICO MP, INC.


                               /s/ J. Bradford James
                               --------------------------------------------
                               J. Bradford James
                               Chairman of the Employee Benefits Committee

Date:  June 28, 2000

    Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee
Benefits Committee and on the dates indicated.

      Signature               Title                      Date

/s/ J. Bradford James      Senior Vice President      June 28, 2000
---------------------      and Chief Financial
J. Bradford James               Officer

/s/ Stephen P. Malia       Senior Vice President      June 28, 2000
---------------------      Human Resources
Stephen P. Malia

/s/ E. Paul Dunn, Jr.      Vice President and         June 28, 2000
---------------------      Treasurer
E. Paul Dunn, Jr.

/s/ Mary Ann Hynes         Senior Vice President      June 28, 2000
---------------------      and General Counsel
Mary Ann Hynes